                         COLLINS & AIKMAN CORPORATION
                              5755 NEW KING COURT
                             TROY, MICHIGAN 48098


                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                             EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER


     This Information Statement is being furnished to the holders of the common stock, par value $0.01 per share (the "Common Stock"), of Collins & Aikman Corporation, a Delaware corporation (the "Company"), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder, in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders.


     No vote or other action by the Company's stockholders is required in response to this Information Statement. This Information Statement is not soliciting any proxies.


     This Information Statement is being mailed on or about February 23, 2001 to holders of record of Common Stock on February 8, 2001.


                               CHANGE IN CONTROL


     On February 23, 2001, we consummated the sale of 8,490,000 shares of Common Stock, and 1,000,000 shares of our nonvoting convertible preferred stock, par value $0.01 per share (the "Nonvoting Stock"), to Heartland Industrial Partners, L.P., a Delaware limited partnership, ("Heartland") and certain other investors (together with Heartland, the "New Investors") pursuant to a share purchase agreement between Heartland and us, dated as of January 12, 2001 (the "Primary Share Purchase Agreement"). The 1,000,000 shares of Nonvoting Stock will be convertible into 16,510,000 shares of Common Stock, at Heartland's option, upon approval by our stockholders of such issuance, which approval we expect to obtain at a special meeting of stockholders on March 6, 2001 (the "Special Meeting"). We also expect that an amendment (the "Amendment") to our Restated Certificate of Incorporation, permitting us to increase the size of our Board of Directors from 9 to 13, will be approved at the Special Meeting. Pursuant to the Primary Share Purchase Agreement, four of our directors resigned as of February 23, 2001 and were replaced with directors designated by Heartland. Heartland also has the right, pursuant to the Stockholders' Agreement (the "Stockholders Agreement") by and among the Company, the New Investors, and our other principal stockholders, affiliates of Blackstone Capital Partners ("Blackstone") and Wasserstein Perella Partners, L.P. ("Wasserstein" and, together with Blackstone, the "Sellers"), to designate three of the four new directors who will fill the vacancies created by the increase in the size of the Board, to become effective upon approval by our stockholders of the Amendment. All seven directors designated, or to be designated, by Heartland are referred to as the "Heartland Designees." The Primary Share Purchase Agreement and form of Stockholders Agreement were filed as exhibits to our Current Report on Form 8-K, filed January 16, 2001, which is incorporated by reference hereto.


     Concurrently with their purchase of shares from us pursuant to the Primary Share Purchase Agreement, the New Investors also purchased an aggregate of 27,000,000 shares of our Common Stock from the Sellers pursuant to an agreement by and among such parties (the "Secondary Share Purchase Agreement" and together with the Primary Share Purchase Agreement, the "Purchase Agreements"). As of February 23, 2001, and assuming conversion of the Nonvoting Stock, the New Investors, the Sellers and our other stockholders beneficially own approximately 59.8%, 31.0%, and 9.2% of the Common Stock, respectively.

                               VOTING SECURITIES

     As of February 8, 2001 (the record date with respect to the Special Meeting), there were 62,024,063 shares of Common Stock outstanding. The Common Stock is the only class of securities of the Company outstanding and entitled to vote. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of stockholders of the Company.


                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding beneficial ownership as of January 5, 2001 of the Common Stock by each person known by the Company to own beneficially more than 5% of the Common Stock.

     The following table does not reflect the transactions described under "Change in Control" above.


                                                                     AMOUNT AND
                                        NAME AND                     NATURE OF
                                       ADDRESS OF                    BENEFICIAL        PERCENT
TITLE OF CLASS                      BENEFICIAL OWNER                 OWNERSHIP         OF CLASS
------------------------   ----------------------------------   -------------------   ---------
Common Stock, par          Blackstone Capital Partners L.P.          26,131,107(1)       42.1%
 value $0.01 per share     345 Park Avenue
                           New York, New York 10154
                           Wasserstein/C&A Holdings, L.L.C.          27,845,589(2)       44.9%
                           1301 Avenue of the Americas
                           New York, New York 10019

FOOTNOTES:

(1) Of these shares, (i) 20,571,403 shares are held directly by Blackstone Capital Partners L.P., a Delaware limited partnership ("Blackstone Partners"), the sole general partner of which is Blackstone Management Associates L.P. ("Blackstone Associates"), (ii) 1,061,413 shares are held directly by Blackstone Family Investment Partnership I L.P., a Delaware limited partnership ("BFIP"), the sole general partner of which is Blackstone Management Associates I L.L.C. ("BMA"), (iii) 93,291 shares are held directly by Blackstone Advisory Directors Partnership, L.P., a Delaware limited partnership ("BADP"), the sole general partner of which is Blackstone Associates, and (iv) 4,405,000 shares are held directly by Blackstone Capital Company II, L.L.C., a Delaware limited liability company, all the ownership interest of which is owned directly and indirectly by Blackstone Partners, BFIP and BADP.

(2) Of these shares, (i) 27,629,573 are held directly by Wasserstein/C&A Holdings, L.L.C. (the "Wasserstein L.L.C."), which is controlled by Wasserstein Perella Partners, L.P. ("WP Partners"), the sole general partner of which is Wasserstein Management Partners, LP ("Wasserstein Management"), which is controlled by Cypress Capital Advisors, LLC ("CCA"), (ii) 153,625 are held directly by WPPN, LP, which is controlled by CCA, (iii) 45,000 shares are held directly 33% by each of three trusts for which Bruce Wasserstein, who is a director and member, and may be deemed to be a control person, of CCA, is the Co-Trustee and (iv) 17,391 are owned directly by Bruce Wasserstein.

     Set forth in the table below is certain information as of January 5, 2001 regarding the beneficial ownership of our equity securities by (i) our directors, (ii) our Chief Executive Officer and four most highly compensated executive officers other than the Chief Executive Officer and (iii) two former executive officers and (iv) our directors and executive officers (including two former executive officers) as a group. Unless otherwise indicated, the beneficial owner has sole voting power and sole investment power over the securities shown below. The Company has been informed by Heartland that none of the Heartland Designees owns any securities of the Company.

                                                            AMOUNT AND
                                                             NATURE OF
                                    NAME OF                 BENEFICIAL          PERCENT
TITLE OF CLASS                 BENEFICIAL OWNER              OWNERSHIP          OF CLASS
------------------------   ------------------------   ----------------------   ---------
Common Stock par           Robert C. Clark                    70,000(1)
 value $0.01 per share     Thomas E. Evans                   698,327(2)           1.1%
                           Marc S. Goldberg                        0
                           Dennis E. Hiller                  138,558(3)             *
                           Richard C. Lappin                       0
                           Ronald T. Lindsay                  72,775(4)             *
                           George L. Majoros, Jr.              8,898(5)(6)          *
                           James J. Mossman                        0(7)
                           Stephen V. O'Connell                    0(6)
                           Frank J. Preston                   10,000(5)             *
                           Warren B. Rudman                   60,000(1)             *
                           Rajesh K. Shah                     49,999(8)             *
                           Neil P. Simpkins                        0
                           D. Michael Weston                 150,000(9)
                           Reed A. White                     108,440(10)            *
                           Executive officers and          1,366,997(11)          2.2%
                           directors as a group
                           (15 persons)

FOOTNOTES:

*     Less than one percent of shares of Common Stock outstanding.

(1) Represents shares underlying options granted under the 1994 Directors Stock Option Plan which (i) are vested or (ii) will vest within 60 days unless the director ceases to be a director prior to that time.

(2) Of these shares, (i) 245,000 are held directly, (ii) 33,327 shares are held indirectly in the Stock Fund of our 401(k) and Shadow Retirement Income Plans and (iii) 420,000 represent shares underlying options granted under our 1994 Employee Stock Option Plan (the "1994 Plan") and exercisable within 60 days.

(3) Of these shares, (i) 113,388 are held directly and (ii) 25,170 are held indirectly in the Stock Fund of our 401(k) and Shadow Retirement Income Plans.

(4) Of these shares, (i) 7,300 are held directly, (ii) 44,924 represent shares underlying options granted under the 1993 Employee Stock Option Plan (the "1993 Plan") which are vested, (iii) 13,333 represent shares underlying options under the 1994 Plan which are vested and (iv) 7,218 shares are held indirectly in the Stock Fund of our 401(k) and Shadow Retirement Income Plans.

(5)   All shares are held directly.

(6) Mr. Majoros is an officer of Wasserstein & Co., LP, which is under common control with Wasserstein Management. Wasserstein Management is the general partner of WP Partners, which controls the Wasserstein L.L.C. The Wasserstein L.L.C. holds 27,629,573 shares of Common Stock directly. An additional 216,016 shares of Common Stock are held by affiliates of the Wasserstein L.L.C. However, Mr. Majoros and Mr. O'Connell do not hold or share the power to vote or to dispose of the shares of Common Stock held directly by the Wasserstein L.L.C. or its affiliates and accordingly are not the beneficial owners of such shares.

(7) Mr. Mossman, in his capacities as a general partner of Blackstone Associates and Member of BMA, shares with all general partners of Blackstone Associates and Members of BMA the power to vote and to dispose of 26,131,107 shares of Common Stock which are held directly by partnerships, including Blackstone Partners, of which Blackstone Associates or BMA is the sole general partner, and a limited liability company, all the limited liability company interest of which is owned directly and indirectly by partnerships of which Blackstone Associates or BMA is the sole general partner. For purposes of this filing under the Exchange Act, Mr. Mossman may be deemed to be a beneficial owner of such securities; however, Mr. Mossman expressly disclaims such beneficial ownership of any of our equity securities.

(8) Of these shares, (i) 15,000 are held directly and (ii) 34,999 represent shares underlying options granted under the 1994 Plan and exercisable within 60 days.

(9) Represents shares underlying options granted under the 1994 Plan which are vested.

(10) Of these shares, (i) 101,774 represent shares underlying options granted under the 1993 Plan which are vested and (ii) 6,666 represent shares underlying options granted under the 1994 Plan and exercisable within 60 days.

(11) Excludes shares held by Blackstone Partners and its affiliates and by the Wasserstein L.L.C. and its affiliates.

                        INFORMATION CONCERNING DIRECTORS


DIRECTORS DESIGNATED AND APPOINTED ON FEBRUARY 23, 2001


     The following four persons were appointed as directors upon the resignation of four previous directors.




                                         PRESENT PRINCIPAL OCCUPATION OR
NAME                               EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------- -------------------------------------------------------------------
David A. Stockman      Age 54. Mr. Stockman has been a director of Metaldyne
                       Corporation (formerly known as MascoTech, Inc.), a diversified industrial manufacturing company, since November 2000. He is the founder of Heartland Industrial Partners, L.P., a buyout firm established in 1999, focused on industrial buyouts and buildups.
                       Prior to founding Heartland Industrial Partners, he was a senior managing director of The Blackstone Group L.P. and had been with Blackstone since 1988. Mr. Stockman also served as the director of the Office of Management and Budget in the Reagan
                       Administration, and represented Southern Michigan in the U.S.
                       House of Representatives from 1976 to 1981.

Timothy D. Leuliette   Age 51. Mr. Leuliette has been a director of Metaldyne
                       Corporation since November 2000. He is currently President and
                       Chief Executive Officer of Metaldyne Corporation. He is a
                       co-founder of Heartland Industrial Partners. Prior to joining
                       Heartland Industrial Partners,  Mr. Leuliette joined the
                       Penske Corporation as President and Chief Operating Officer
                       in 1996. From 1991 to 1996 Mr. Leuliette served as President and Chief Executive Officer of ITT Automotive, an automotive company. He also serves on a number of corporate and charitable boards, including serving as director of The Federal Reserve of Chicago, Detroit Branch.

Daniel P. Tredwell     Age 42. Mr. Tredwell has been a director of Metaldyne
                       Corporation since November 2000. He is a co-founder of
                       Heartland Industrial Partners, L.P. He has more than a decade of leveraged financing experience. Mr. Tredwell served as a Managing
                       Director at Chase Securities Inc. from 1985 until early 2000. From
                       1980 to 1985, Mr. Tredwell was employed as the Press Secretary to
                       U.S. Representative Robert L. Livingston.

Samuel Valenti         Age 55. Mr. Valenti has been a director of Metaldyne Corporation since January 2001. He has been a director of Masco Capital
                       Corporation and its President since 1988. Mr. Valenti was formerly
                       Vice President -- Investments of Masco Corporation, a home improvement and building products company.

HEARTLAND DESIGNEES TO FILL VACANCIES


     The following table sets forth certain information with respect to individuals Heartland has informed the Company that it intends to designate as the Heartland Designees (including age as of the date hereof and current occupation) to fill vacancies in the Board to be created by the increase in its size to 13 members.

                                         PRESENT PRINCIPAL OCCUPATION OR
NAME                               EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
--------------------- --------------------------------------------------------------------
Gary M. Banks         Age 50. Mr. Banks has been a director of Metaldyne Corporation since November 2000. He has been a senior managing director of
                      Heartland Industrial Partners, L.P. since 2000. Mr. Banks has served as a Director of Documentum, Inc., an e-business content management company, since March 1999 and has served as Vice
                      President and Chief Information Officer of Sithe Energies, an
                      electricity generation trading company in New York. From
                      August 1998 to July 1999, he was Vice President and Chief
                      Information Officer for Xerox Corporation. From June 1992 to
                      July 1998, Mr. Banks served as Director MIS for the agricultural division of Monsanto Inc., a life sciences company. Before joining
                      Monsanto, he spent 15 years with Bristol-Myers Squibb Company, a pharmaceutical company, as Director MIS.

Cynthia Hess          Age 44. Ms. Hess has been a director of Metaldyne Corporation since November 2000. She has been a senior managing director of
                      Heartland Industrial Partners, L.P. since 2000. She was formerly vice president of corporate quality for DaimlerChrysler, where she led the corporate strategy for quality improvement and facilitated quality plan execution. In her 22 years with DaimlerChrysler, Ms.
                      Hess held various engineering, manufacturing and procurement supply positions.

W. Gerald McConnell   Age 37. Mr. McConnell has been a senior managing director of
                      Heartland Industrial Partners, L.P. since its founding in 2000. Mr.
                      McConnell was formerly a managing director at Deutsche Bank
                      Alex. Brown (formerly Bankers Trust Co.), a banking firm, from
                      1997 until 1999. From 1991 until 1999, Mr. McConnell specialized in leveraged finance and financial sponsor coverage at Deutsche
                      Bank Alex. Brown and has almost 10 years of experience in
                      originating and executing complex senior bank and high yield bond financings.

     Heartland has informed the Company that each of the individuals listed above has consented to act as a director of the Company, if so designated. If necessary, Heartland may choose additional or other Heartland Designees, subject to the requirements of Rule 14f-1 of the Securities and Exchange Commission.


     Heartland has informed the Company that none of the Heartland Designees:
(i) holds any position with the Company; (ii) has a familial relationship with any of the other directors or executive officers of the Company or (iii) beneficially owns any securities of the Company. The Company has been advised by Heartland that, to the best of Heartland's knowledge, none of Heartland's Designees has been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

CONTINUING DIRECTORS




                                       PRESENT PRINCIPAL OCCUPATION OR
NAME                             EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
------------------ ----------------------------------------------------------------------
Robert C. Clark    Age 56. Mr. Clark has been a director of the Company since
                   October 1994. Mr. Clark is Dean of the Harvard Law School and
                   Royal Professor of Law. Mr. Clark joined Harvard Law School in
                   1979 after four years at Yale Law School, where he was a tenured professor, and became Dean in 1989. Mr. Clark is a corporate law specialist and author of numerous texts and legal articles. Prior to his association with academia, he was in private practice with
                   Ropes & Gray. Mr. Clark is also a director of American Lawyer
                   Media Holdings, Inc. and American Lawyer Media, Inc. and a
                   trustee of Teachers Insurance Annuity Association (TIAA).

Thomas E. Evans    Age 49. Mr. Evans has been Chairman of the Board and Chief
                   Executive Officer of the Company since April 1999. Previously, he was President of Tenneco Automotive, an automotive supplier and a division of Tenneco, Inc., from 1995 until April 1999. Prior to that, Mr. Evans served for six years with Case Corporation, a manufacturer of farm machinery and construction equipment and a subsidiary of Tenneco, Inc., in a series of senior management positions the last being Senior Vice President of Worldwide
                   Operations. Prior to his employment with Case Corporation, he spent sixteen years in the automotive industry with Rockwell
                   International and Federal Mogul Corporation. Mr. Evans is also a director of the Wisconsin Central Transportation Corporation, the
                   Motor & Equipment Manufacturers Association, the National
                   Association of Manufacturers and the Institute of Textile
                   Technology.

Warren B. Rudman   Age 70. Mr. Rudman has been a director of the Company since
                   June 1995. Mr. Rudman has been a partner in the law firm of Paul,
                   Weiss, Rifkind, Wharton & Garrison since January 1993. Mr.
                   Rudman served as a United States Senator from New Hampshire from 1980 through 1992 and as Attorney General of New
                   Hampshire from 1970 until 1976. Mr. Rudman is also a director of the Chubb Corporation, Allied Waste, Boston Scientific, the
                   American Stock Exchange and the Raytheon Company and an
                   independent trustee of seventeen mutual funds of the Dreyfus
                   Corporation.

Neil P. Simpkins   Age 34. Mr. Simpkins has been a director of the Company since
                   1999. He has been a Senior Managing Director of The Blackstone
                   Group L.P. ("Blackstone") since January 2000 and a Managing
                   Director from 1998 until 1999. Prior to that he was a principal at
                   Bain Capital, Inc., a private equity investment firm, from 1993 until
                   1998.

                                          PRESENT PRINCIPAL OCCUPATION OR
NAME                                EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------- --------------------------------------------------------------------
Stephen V. O'Connell   Age 42. Mr. O'Connell has been a director of the Company since
                       April 2000. He has been a director of Wasserstein & Co, LP
                       (formerly Wasserstein Perella & Co.), a merchant banking firm, since January 1998 and a vice president from 1997 until 1998. Prior to joining Wasserstein, Mr. O'Connell was a Vice President of
                       EXOR America Inc., the private equity arm of the Agnelli Group, which he joined in 1990. Previously, he worked for three years in the corporate finance department of Salomon Brothers Inc. Mr.
                       O'Connell has served as a director for a number of privately-held portfolio companies at Wasserstein and EXOR.

CERTAIN RELATIONSHIPS

     Blackstone Partners is a Delaware limited partnership formed in 1987 for the purpose of, among other things, (i) committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments and (ii) capitalizing affiliates that will engage in investment and merchant banking activities. The sole general partner of Blackstone Partners is Blackstone Associates, a Delaware limited partnership, whose general partners include Mr. Mossman. At present, the business of Blackstone Associates consists of performing the function of, and serving as, the general partner of certain limited partnerships, including Blackstone Partners. Messrs. Mossman, Lappin and Simpkins are also Members of Blackstone Management Partners L.L.C., which is the general partner of Blackstone Management Partners L.P. ("Blackstone Management"), and BMA, which is the general partner of BFIP.

     WP Partners is a Delaware limited partnership, the sole general partner of which is Wasserstein Management, which is controlled by CCA (fka Wasserstein & Co., Inc.). WP Partners was formed by Wasserstein Perella Group, Inc. ("WP Group") for the purpose of participating in merchant banking activities, including committing capital to the organization and consummation of private equity investments and leveraged buyout transactions. On January 3, 2001, WP Group merged with Dresdner Bank AG and spun off CCA, as a result of which Wasserstein Management and its affiliates are no longer affiliated with WP Group. Wasserstein Management serves as general partner of WP Partners and as such is engaged in managing WP Partners. Mr. O'Connell is a director of Wasserstein & Co., LP, a newly created entity involved in merchant banking activities, which is affiliated with Wasserstein Management.

     Heartland is a private equity firm established in 1999 for the purpose of acquiring and expanding industrial companies operating in various industrial sections of the American manufacturing economy that are well positioned for global consolidation and growth. Ms. Hess and Messrs. Stockman, Leuliette, Tredwell, Banks and McConnell are all employed by Heartland.

     As of February 23, 2001, Heartland beneficially owns approximately 50.3% of the outstanding Common Stock and controls the Company. Assuming conversion of the Nonvoting Stock into 16,510,000 shares of Common Stock, Heartland would beneficially own approximately 59.8% of the outstanding Common Stock.


CERTAIN AGREEMENTS

     The Stockholders Agreement provides that the Sellers and the New Investors will vote their shares of Common Stock to ensure that (i) prior to conversion of the Nonvoting Stock, four members of the current nine-member Board will be designated by Heartland, one by Wasserstein and one by Blackstone and (ii) after conversion of the Nonvoting Stock and the effectiveness of the Amendment, seven members will be designated by Heartland, one by Wasserstein and one by Blackstone, in each case so long as Heartland, Wasserstein, and Blackstone (as the case may be) and their affiliates continue to beneficially own at least 25% of the Common Stock (including Common Stock underlying the Nonvoting Stock) owned by them after giving effect to the purchases and sales pursuant to the

Purchase Agreements. In addition, there must be two outside directors, increasing to three by April 23, 2001 or, in any event, by the date of the conversion of the Nonvoting Stock. Our Chief Executive Officer will also serve as a director.

     The Stockholders Agreement also contains certain restrictions on our ability to enter into transactions with Heartland and its affiliates. We and our subsidiaries may not enter into any such transaction or series of related transactions involving payments or other consideration in excess of $500,000 without the consent of (i) each Seller holding at least 25% of the Common Stock held by it after consummation of the transactions contemplated by the Purchase Agreements, so long as Heartland and its affiliates directly or indirectly beneficially own at least 50% of the outstanding Common Stock and (ii) a majority of the members of the Board who are disinterested with respect to the particular transaction and were not designated for election by Heartland. The restrictions described above will not apply to any of the transactions specifically contemplated by the Purchase Agreements, to payments (after the first anniversary of the Stockholders Agreement) of a 1% advisory fee on acquisitions and divestitures and to transactions involving the sale, purchase or lease of goods or services on an arm's-length basis involving not more than $1,250,000.

     Meetings and Committees of the Board of Directors.

     Meetings and Attendance. In fiscal 2000, the Board of Directors held a total of four meetings and took action by unanimous written consent on two occasions. Each incumbent director attended at least 75% of the aggregate of the total number of meetings held by the Board and the total number of meetings held by the Committees on which he served during fiscal 2000.

     Committees of the Board. The Board of Directors has designated the Audit Committee, which has consisted of Mr. Clark and Mr. Rudman, the Compensation Committee, which has consisted of Mr. Lappin and Mr. O'Connell, and the Executive Committee, which has consisted of Mr. Lappin and Mr. O'Connell. In addition, the Company's Restated Certificate of Incorporation provides for the Nominating Committee, which has consisted of Messrs. Clark, Goldberg, Lappin, Majoros, Mossman, O'Connell, Rudman, and Simpkins. The composition of the committees after February 23, 2001 has yet to be determined.

     The Audit Committee held six meetings in fiscal 2000. The Audit Committee's function is to meet with the Company's independent public accountants and with management to make inquiries regarding the manner in which the responsibilities of each are being discharged. The Audit Committee reviews the scope of audit and non-audit assignments and related fees, the Company's accounting principles, and the adequacy of internal controls.

     The Compensation Committee held one meeting in fiscal 2000. The Compensation Committee's function is to determine compensation for executive officers of the Company and to decide matters and policies with respect to the compensation of such executive officers, including the entry into employment agreements and the grant of awards under, and administration of, the Company's option plans. The Compensation Committee is not entitled to award or authorize any compensation to be paid to any executive officer of the Company who is also a partner or employee of Heartland, Blackstone Partners, WP Partners or their affiliates. See "Compensation Committee Report On Executive Compensation".

     The Executive Committee acted on one occasion in fiscal 2000 by unanimous written consent. The Executive Committee's function is generally to act on behalf of the Board of Directors during the intervals between meetings of the Board in the management of the business and affairs of the Company.

     The Nominating Committee held one meeting in fiscal 2000. The Nominating Committee's function is to nominate, by a majority vote thereof, persons for election to the Board of Directors at any annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors. Stockholders wishing to recommend director candidates for consideration by the Nominating Committee may do so by writing to the Secretary of the Company, giving the recommended candidate's name, biographical data and qualifications, not later than the date by which stockholder proposals for action must be submitted. Pursuant to the Restated Certificate of Incorporation of the Company, the Nominating Committee consists of all directors serving on the Board of Directors, excluding directors that are salaried employees of the Company.


                             COMPENSATION COMMITTEE
                       REPORT ON EXECUTIVE COMPENSATION

     The Company's executive compensation program is administered by the Compensation Committee of the Board of Directors. The Committee is responsible for the design, administration and oversight of all senior management compensation and benefit policies, plans, programs and agreements.


EXECUTIVE OFFICER COMPENSATION

     The Company's compensation programs for its executive officers are intended to attract and retain qualified executives for the Company, to recognize individual performance in conjunction with overall corporate performance and to link a significant portion of the compensation paid to executives with the Company's current and long-term performance. The Compensation Committee believes that these goals are best implemented by providing a compensation package consisting of three major components: base salary, short-term incentive compensation and long-term incentive compensation.


     The Compensation Committee is not empowered to award or authorize any compensation to be paid to any executive officer of the Company who is also a partner or employee of Heartland, Blackstone Partners, WP Partners or their affiliates. None of the Company's current executive officers is a partner or employee of Heartland, Blackstone Partners, WP Partners or their affiliates.


BASE SALARY

     When determining base salaries for the executive officers, the Compensation Committee considers the Company's retention needs, individual experience, individual and Company performance and individual responsibilities, the salaries of other officers and employees within the Company and management's recommendations. No relative weights are assigned to any factor. In addition, the Compensation Committee considers previously obtained, survey-based compensation data for companies of similar size with jobs similar to those of the Company in magnitude, complexity and scope of responsibility. While some of the companies identified in the peer group performance graph participate in these surveys, the Compensation Committee believes its competitors for executive talent are broader than this group due to the varied businesses in which its divisions compete for executive talent. As a matter of policy, base salaries are generally targeted at the 50th percentile of this broader group of automotive supply and general industry companies.

     Salaries of executive officers are reviewed periodically by the Compensation Committee, generally on a 12 to 18 month cycle. Salary adjustments are determined by subjectively evaluating the factors described in the previous paragraph.

     In the opinion of the Compensation Committee, competitive base salaries contribute to the Company's overall performance by attracting and retaining high quality management.


SHORT-TERM INCENTIVE COMPENSATION

     The second major component of the executive compensation program is the Company's Executive Incentive Compensation Plan (the "Bonus Plan") adopted each year. The objectives of this plan are to:

     (a) Motivate key employees to achieve and exceed the Company's financial goals;

     (b) Maintain management's focus on the importance of earnings and cash flows;

     (c) Focus on annual business results to lead to improvement in shareholder value; and

     (d) Attract and retain key employees of the quality required to manage the Company's businesses successfully.

     Under the Bonus Plan, the Company's executive officers and other key employees who the Committee deems to be in a position to have an impact on the attainment of the earnings and cash flow goals of the Company and its operating divisions have the opportunity to earn annual performance bonuses. While the number of persons participating in the Bonus Plan varies from year to year, approximately 650 persons participated in fiscal 2000. The bonus pool for each group of participants is based on Earnings Before Taxes (EBT) and Free Cash Flow (FCF). At the beginning of the year, EBT/FCF goals are established for Threshold (lowest), Target (expected) and Maximum performance for each operating division; such EBT/FCF goals correspond with Threshold, Target and Maximum bonus levels established for each group of participants. The amount of bonus actually paid under the Bonus Plan to participants is initially calculated based on the extent to which unit performance meets or exceeds the predetermined goals, thereby linking pay and unit performance and can range from 75% (for Threshold) to 200% (for Maximum) of the target award. Department heads, operating unit presidents, human resources and the Chief Executive Officer may change the allocation of bonus amounts among individuals, but not the aggregate bonus pool awarded. The target award for executive officers ranges from 40% to 150% of base salary depending on the participant's position with a subsidiary of the Company. The 2000 targets required an improvement over 1999 results. Bonus calculations will be based, for operating unit participants, 70% upon the relevant operating unit performance and 30% upon general Company performance, and 100% upon general Company performance for corporate participants.

     One of the current executive officers received a bonus for fiscal 2000 under the Bonus Plan. For two executive officers, the target bonuses equaled 50% of base salary, for two of such officers 40% of base salary and for the other such officer 150% of base salary. Bonuses actually awarded were 0% of annual base salary for all current executive officers except one who received a contractually obligated bonus of approximately 22% of annual base salary. Messrs. Hiller and Weston received payments described under "Executive Compensation -Employment Agreements" rather than bonuses under the 2000 Bonus Plan. The payments were determined based upon the provisions of their employment agreements, management's recommendations and the Committee's subjective judgment of what was appropriate.


LONG-TERM INCENTIVE COMPENSATION

     The third major component of the Company's executive compensation program is its long-term incentive compensation plans. Through the 1993 Plan, the 1994 Plan, and the 2000 Plan, the Company seeks to align the interests of key employees, at or above a level selected by the Committee in its subjective judgment (including all executive officers), more closely with those of the Company's stockholders, and to motivate and reward actions which lead to long-term value creation for stockholders. Stock option grants provide a direct link between any rewards executives may receive and the results achieved for stockholders. Stock options are intended to serve as compensation over a period of several years.

     Stock option grants with their respective vesting schedules were made to the Chief Executive Officer and three of the other Named Executive Officers in fiscal 2000 to attract one executive to the Company, to recognize the increased responsibilities of two Named Executive Officers and to retain a Named Executive Officer during calendar year 2000. These 2000 grants vest as shown under "Executive Compensation -- Option Grants in Last Fiscal Year".

     Stock option grants are made based on the Committee's subjective evaluation of the duties and responsibilities of the individual, his or her present and potential contributions to the long-term growth and success of the Company, the number of options previously granted to such person, the number of options granted to persons in similar positions both at the Company and at other companies deemed comparable to the Company (based on the Committee members' knowledge of options granted by other companies), the number of options required to attract and retain qualified management personnel, the number of options remaining available for grant and management's recommendations. The Committee's policy is to grant options with a term of ten years to provide a long-term incentive and to fix the exercise price of the options at the fair market value of the underlying shares at the date of grant. Such options provide only compensation if the price of the underlying shares increases. In addition, the Committee's policy is generally to grant options that vest over a specific period to provide the executive with an incentive to remain with the Company. The Committee's policy is also to provide new executives with options to attract them to the Company based on negotiations with new executives, management's recommendations and the Committee's subjective judgment primarily after reviewing the number of options granted to similar executives of the Company. The number of options granted in fiscal 2000 to executives was determined based on the above factors and the Committee's subjective judgment. Stock options granted to the Named Executive Officers during the last fiscal year and year-end option values of options granted to the Named Executive Officers are reflected in the tables provided below.


TERMINATION AND OTHER BENEFITS

     The Company generally determines termination benefits for executive officers based on the executive officer's employment agreement (if applicable), the Company's general severance policies for "exempt employees" (if applicable) or an agreement with the departing executive officer at the time of separation. The Committee's policy generally has been to have employment agreements and change-in-control agreements with each of the Company's executive officers to provide them with severance benefits. These benefits are intended to permit these executives to focus their attention on performing their duties to the Company, rather than on the security of their employment. The Company has also adopted a supplement to the Profit Sharing and Personal Savings Plan and an Excess Benefit Plan relating to the Employee's Pension Account Plan to provide the benefits the underlying plans would have provided to executives but for legal limitations under the Employee Retirement Income Security Act of 1974 and Internal Revenue Service regulations.


CHIEF EXECUTIVE OFFICER COMPENSATION

     The compensation of the Company's Chief Executive Officer is consistent with the compensation philosophy of the Company described above. Mr. Evans was paid a base salary of $735,000, based primarily on the Committee's subjective evaluation of Mr. Evans' experience and responsibilities, management's recommendation and survey-based compensation data. No particular weight was given to any of these factors. The terms of Mr. Evans' employment agreement are described under "Executive Compensation -- Employment Agreements" below.

     In addition to his base salary, Mr. Evans received annual incentive compensation under the Bonus Plan and a $175,000 signing bonus. Mr. Evans' target bonus opportunity under the Bonus Plan was 150 percent of current annual base salary, with a maximum opportunity of 300 percent of current annual base salary. EBT/FCF goals have been established by the Compensation Committee at the beginning of each fiscal year; award calculations are based on the same factors as are bonuses for all executive officers. In 2000, the Company's financial performance was below the targets set by the Compensation Committee. Mr. Evans did not receive an annual bonus award for the most recent fiscal year. Mr. Evans' signing bonus was determined based on the Committee's subjective judgment of the amount necessary to attract him to the Company.

     The Compensation Committee, in its sole discretion, determines the amount of any stock options to be granted to Mr. Evans based on the factors described above. During the most recent fiscal year, stock options were granted to Mr. Evans based on the factors described above under "Long-Term Incentive Compensation", including the Committee's subjective evaluation of Mr. Evans' duties and responsibilities, his potential contributions to the long-term growth and success of the Company, the lack of any options previously granted to him, the number of options granted to persons in similar positions both at the Company and at other companies deemed comparable to the Company (based on the Committee members' knowledge of options granted by other companies), the number of options required to attract Mr. Evans to the Company, the number of options remaining available for grant and management's recommendations.

     The Compensation Committee believes the total compensation program for Mr. Evans is competitive with that provided by comparable companies, matches the responsibilities of his office and reflects his personal contributions to the Company's performance. Since joining the Company in April 1999, Mr. Evans has repositioned the focus of the Company as a global supplier of automotive interior systems, has developed a comprehensive corporate strategy of leveraging the Company's core competencies in acoustic technologies and design and styling excellence, has enhanced and accelerated the Company's restructuring program to reposition the Company and to reduce costs to better serve the needs of global customers and has relocated the Company headquarters to Troy, Michigan. Mr. Evans also initiated a series of changes designed to expand the number of eligible participants in the 2000 Bonus Plan and 2000 Employee Stock Option Plan, to increase overall asset utilization and to reduce investment in working capital.


DEDUCTIBILITY OF COMPENSATION IN EXCESS OF $1 MILLION A YEAR


     In 1993, Congress enacted Section 162(m) of the U.S. Internal Revenue Code of 1986, effective for tax years beginning in 1994. This legislation precludes a public corporation from taking a federal income tax deduction for compensation in excess of $1 million per year for its chief executive officer and any of its four other highest paid executive officers required to be in the summary compensation table below (with exceptions for certain performance-based compensation), although "grandfather" provisions may apply to certain compensation arrangements that were entered into by a corporation before it was publicly held. In view of the grandfather provisions regarding going public in an initial public offering, this legislation did not limit the Company's tax deductions for executive compensation prior to fiscal 1994.


     The Company will continue to review its executive compensation practices and plans on an ongoing basis with respect to Section 162(m). Where it deems advisable, the Company will take appropriate action to preserve the tax deductibility of its executive compensation, but it believes the more important objective is maintaining competitive compensation. To retain highly skilled managers and remain competitive with other employers, the Compensation Committee retains the authority to authorize other payments, including salary and bonuses that would not be deductible for federal income tax purposes, including payments under the 2000 and 2001 Bonus Plans and the Company's stock option plans.


COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS OF COLLINS & AIKMAN CORPORATION FOR THE PERIOD REPORTED:


     STEPHEN V. O'CONNELL
     RICHARD C. LAPPIN

                       EXECUTIVE OFFICERS OF THE COMPANY

     The following is a list of the names and ages, as of February 23, 2001, of the executive officers of the Company and a description of all positions and offices with the Company held by each such person and each such person's principal occupations and employment during the past five years. All executive officers hold office at the pleasure of the Company's Board of Directors.




NAME                     AGE    POSITION
----                     ---    --------
Brian Batey              54     President of European Automotive Interior Systems
Thomas E. Evans          49     Chairman of the Board and Chief Executive Officer
Ronald T. Lindsay        50     Senior Vice President, General Counsel and Secretary
Jonathan L. Peisner      41     Senior Vice President, Communications, Investor Relations and
                                Business Planning
Frank J. Preston         58     President of North American Automotive Interior Systems
Joseph P. Robich         56     Senior Vice President, Procurement & Supply Chain Development
Rajesh K. Shah           49     Executive Vice President and Chief Financial Officer
Gregory Tinnell          40     Senior Vice President, Human Resources
Graham Tompson           51     Senior Vice President, Product Development
Reed A. White            53     President of Collins & Aikman Dura Convertible Systems

     BRIAN BATEY has been President of European Automotive Interior Systems and an executive officer since August 2000. From 1999 to 2000, he was President of the European sealing business of Cooper Tire & Rubber Company and Standard Products, both manufacturers. Mr. Batey was Group Vice President for the Italy, Eastern Europe and IVECO (Fiat) Division of Lear Corporation, an automotive supplier, from 1996 to 1999. Mr. Batey was Vice President and General Manager for Rockwell Automotive, Europe/Asia Pacific from 1994 to 1996.


     THOMAS E. EVANS has been Chairman of the Board and Chief Executive Officer of the Company since April 1999. Previously, he was President of Tenneco Automotive, an automotive supplier and a division of Tenneco, Inc., from 1995 until April 1999. Prior to that, Mr. Evans served for six years with Case Corporation, a manufacturer of farm machinery and construction equipment and a subsidiary of Tenneco, Inc., in a series of senior management positions the last being Senior Vice President of Worldwide Operations. Prior to his employment with Case Corporation, he spent sixteen years in the automotive industry with Rockwell International and Federal Mogul Corporation. Mr. Evans is also a director of the Wisconsin Central Transportation Corporation, the Motor & Equipment Manufacturers Association, the National Association of Manufacturers and the Institute of Textile Technology.


     RONALD T. LINDSAY has been Senior Vice President, General Counsel and Secretary and an executive officer of the Company since 1999. He has been Senior Vice President since 1999, Vice President 1988-1999, and since 1988, General Counsel and Secretary of Collins & Aikman Products Co., a wholly-owned subsidiary of the Company ("Products").


     JONATHAN L. PEISNER has been Senior Vice President of Communications and Investor Relations of the Company since 1999 and Senior Vice President of Communications, Investor Relations and Business Planning since January 2000 and has been executive officer of the Company since February 2000. From 1995 until 1999, he was Director of Investor Relations and Business Planning for Lear Corporation, an automotive supplier.


     FRANK J. PRESTON has been President of North American Automotive Interior Systems and an executive officer since April 2000. Previously, he was head of Intelligents Consulting, an automotive consulting practice established in 1998. Prior to that, he was at Lear Corporation, serving as Senior Vice President, Strategic Planning and South American Operations as well as Group Vice President for Lear's Interior Systems Division from 1996 to 1999. Before Lear, Preston was CEO of Masland Industries from 1995 to 1996 and prior to that President of Davidson, the Instrument Panel Division at Textron Automotive.

     JOSEPH P. ROBICH has been Senior Vice President of Procurement and Supply Chain Management and an executive officer since August 2000. Previously, Robich was Vice President of Purchasing for the Company's European operations and prior to that Vice President of Purchasing for the Company's Plastics Division. Robich has held senior purchasing and logistics positions for companies such as Becker Group International in 1998, AP Automotive Systems from 1997 to 1998, GKN Automotive from 1995 to 1997 and Allied Signal.


     RAJESH K. SHAH has been Executive Vice President and Chief Financial Officer and an executive officer of the Company since 1999. He was Vice President and Chief Financial Officer at United Technologies Automotive, an automotive supplier and a division of United Technologies Corporation from 1995 until 1999. From 1981 until 1994, he held senior level positions at Varity Corporation, an automotive supplier, including Executive Vice President and Chief Operating Officer at the Dayton Walther division, Vice President -- Finance and Planning at Kelsey Hayes and Director of Finance for Perkins Engine.


     GREGORY TINNELL has been Senior Vice President of Human Resources and an executive officer since April 2000. Previously, he was Vice President of Human Resources for the Company's southern and Mexican Operations as well as Vice President of Global Compensation & Benefits. Tinnell joined the Company in 1995. Prior to Collins & Aikman, he served in various management positions with Sara Lee Corporation, Nabisco Foods Group and North American Refractories. Company. Tinnell serves on the National Association of Manufacturers Human Resources Steering Committee and the Conference Board Global Human Resources Management Council.


     GRAHAM TOMPSON has been Senior Vice President of Product Development and an executive officer since August 2000. Previously, he was Senior Vice President of Sales, Marketing and Engineering for the Company's European Operations. Tompson has been with the Company and its predecessors for over 30 years working in the areas of acoustic product development, quality and manufacturing. Previously, Tompson was the Ford Program Manager for W.R. Grace.



     REED A. WHITE has been President of Dura Convertible Systems, Inc. (also known as Collins & Aikman Dura Convertible Systems) since 1994, has been employed thereby in various management positions since April 1985 and has been an executive officer of the Company since February 2000.


     See "Executive Compensation Employment Agreements" for a description of employment agreements with Messrs. Evans, Preston, Shah, Lindsay and White, pursuant to which they are required to be elected to the offices they currently hold. Additionally, Messrs. Batey, Robich, Tinnell and Tompson have employment agreements and Mr. Peisner has a severance benefit agreement pursuant to which they are required to be elected to the offices they currently hold.

                            EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation for services rendered to the Company and its subsidiaries by (i) all individuals serving as the Company's Chief Executive Officer during fiscal 2000, (ii) the Company's four most highly compensated executive officers (other than the Chief Executive Officer) whose total annual salary and bonus exceeded $100,000 and who were serving as executive officers at the end of the fiscal year ended December 31, 2000 and (iii) up to two of the Company's former executive officers whose compensation would have been reported herein if they had been serving as executive officers of the Company at the end of the fiscal year (the individuals named in clauses (i), (ii), and (iii) being referred to herein as the "Named Executive Officers"). All compensation shown has been paid by Products or by a subsidiary of Products (although any options shown as awarded are for Common Stock of the Company). The Company does not separately compensate its executive officers for their duties as officers of the Company (except for any such options).

                          SUMMARY COMPENSATION TABLE

                                                      ANNUAL                           LONG-TERM
                                                   COMPENSATION                       COMPENSATION
                              ------------------------------------------------------ -------------
                                                                       OTHER ANNUAL    SECURITIES       ALL OTHER
                                           SALARY         BONUS        COMPENSATION    UNDERLYING     COMPENSATION
NAME AND PRINCIPAL POSITION    YEAR (1)     ($)            ($)            ($)(2)      OPTIONS (#)          ($)
----------------------------- ---------- --------- ------------------ -------------- ------------- ------------------
Thomas E. Evans                 2000       729,167      175,000(4)        35,955          60,000        77,158(6)
Chairman of the Board and       1999       485,513    1,325,000(5)        28,508       1,200,000        19,950
Chief Executive Officer(3)      1998         N/A            N/A              N/A             N/A           N/A

Dennis E. Hiller                2000       424,529           --               14             N/A        93,071(7)
Former President of North       1999       384,167      200,000            1,944         100,000       314,682
American Automotive             1998       295,000      106,750                                0        17,527
Interior Systems

Ronald T. Lindsay               2000       220,625           --               52             N/A        12,830(8)
Senior Vice President,          1999       177,950      100,000               63          40,000         8,385
General Counsel and             1998       158,100       32,292              N/A             N/A         7,850
Secretary

Frank J. Preston                2000       270,449       87,500               20         100,000         1,951(9)
President of North              1999         N/A            N/A              N/A             N/A           N/A
American Automotive             1998         N/A            N/A              N/A             N/A           N/A
Interior Systems(10)

Rajesh K. Shah                  2000       333,750           --               48          35,000        21,654(11)
Executive Vice President &      1999       130,769      200,000              N/A         100,000         2,887
Chief Financial Officer(12)     1998         N/A            N/A              N/A             N/A           N/A

D. Michael Weston               2000       330,000           --              939             N/A       107,720(13)
Former President of             1999       323,333      165,000              675         100,000        15,045
European Automotive             1998       281,250       72,500                           25,000        15,538
Interior Systems

Reed A. White                   2000       237,500           --              843          20,000        17,317(14)
President, Collins & Aikman     1999       188,333      200,000              871             N/A        12,744
Dura Convertible Systems        1998       177,917      144,000              168             N/A         9,219

----------
(1) The information given in this table is for the fiscal years indicated, rather than calendar years. 2000 indicates the fiscal year ended December 31, 2000. 1999 indicates the fiscal year ended December 25, 1999. 1998 indicates the fiscal year ended December 26, 1998.

(2) Total perquisites for each Named Executive Officer were less than the lesser of $50,000 or 10% of annual salary and bonus, and accordingly, the dollar value of such perquisites is not shown. The numbers shown for each Executive Officer reflect gross-ups for incremental federal and state income taxes related to such perquisites or relocation reimbursements. Perquisites for each

      Executive Officer may, but do not necessarily, include reimbursement for any of the following expenses: car; financial planning; executive fitness; executive physicals and medical; clubs and entertainment; and personal use of Company aircraft.

(3) Mr. Evans joined the Company as Chairman of the Board of Directors and Chief Executive Officer and was named an executive officer of the Company in April 1999. Prior to April 1999, Mr. Evans held no position with the Company or its subsidiaries.

(4) For fiscal 2000, Mr. Evans' bonus calculation includes a $175,000 signing bonus payment made pursuant to his employment agreement.

(5) For fiscal 1999, Mr. Evans' bonus calculation includes a $325,000 signing bonus payment made pursuant to his employment agreement.

(6) Amount for fiscal 2000 for Mr. Evans consists of (i) contributions in the amount of $70,650 to the non-qualified supplement (the "SPSP") to the Collins & Aikman Personal Savings Plan ("PSP"), a defined contribution plan and (ii) premiums in the amount of $4,533 and $1,975 paid for basic term life insurance and Accidental Death & Dismemberment insurance ("AD&D insurance"), respectively, under group life insurance policies.

(7) Amount for fiscal 2000 for Mr. Hiller consists of (i) contributions in the amount of $23,284 to the SPSP, (ii) premiums in the amount of $2,486 and $634 paid for basic term life insurance and AD&D insurance, respectively, under group life insurance policies and (iii) a post-employment contractual payment of $66,667.

(8) Amount for fiscal 2000 for Mr. Lindsay consists of (i) contributions in the amount of $11,543 to the SPSP and (ii) premiums in the amount of $1,176 and $111 paid for basic term life insurance and AD&D insurance, respectively, under group life insurance policies.

(9) Amount for fiscal 2000 for Mr. Preston consists of premiums in the amount of $1,580 and $371 paid for basic term life insurance and AD&D insurance, respectively, under group life insurance policies.

(10) Mr. Preston joined the Company as President of North American Automotive Interior Systems and was named an executive officer in April 2000. Prior to April 2000, Mr. Preston held no positions with the Company or its subsidiaries.

(11) Amount for fiscal 2000 for Mr. Shah consists of (i) contributions to the PSP, in the amount of $2,700 (ii) contributions to the SPSP in the amount of $16,515 and (iii) premiums in the amount of $2,075 and $364 paid for basic term life insurance and AD&D insurance, respectively, under group life insurance policies.

(12) Mr. Shah joined the Company as Executive Vice President and Chief Financial Officer and was named an executive officer of the Company in July 1999. Prior to July 1999, Mr. Shah held no positions with the Company or its subsidiaries.

(13) Amount for fiscal 2000 for Mr. Weston consists of (i) contributions in the amount of $17,820 to the SPSP, (ii) premiums in the amount of $2,051 and $349 paid for basic term life insurance and AD&D insurance, respectively, under group life insurance policies and (iii) a post-employment contractual payment of $87,500.

(14) Amount for fiscal 2000 for Mr. White consists of (i) contributions in the amount of $15,750 to the SPSP and (ii) premiums in the amount of $1,432 and $135 paid for basic term life insurance and AD&D insurance, respectively, under group life insurance policies.

                       OPTION GRANTS IN LAST FISCAL YEAR


     Shown below is information on grants of stock options made during the fiscal year ended December 31, 2000, to the Named Executive Officers.

                                                INDIVIDUAL GRANTS
                      ---------------------------------------------------------------------
                         NUMBER OF
                         SECURITIES        % OF TOTAL
                         UNDERLYING      OPTIONS GRANTED
                          OPTIONS         TO EMPLOYEES          EXERCISE        EXPIRATION          GRANT DATE
NAME                    GRANTED (#)      IN FISCAL 2000     PRICE ($/SH)(1)        DATE        PRESENT VALUE ($)(2)
-------------------   ---------------   ----------------   -----------------   ------------   ---------------------
Thomas E. Evans            60,000(3)           7.4%             5.3125           03/22/10            $230,910
Frank J. Preston          100,000(4)          12.4%               6.25           05/24/10            $456,351
Dennis E. Hiller                0                0                N/A               N/A                 N/A
Ronald T. Lindsay               0                0                N/A               N/A                 N/A
Rajesh K. Shah             35,000(5)           4.3%             5.3125           03/22/10            $134,697
D. Michael Weston               0                0                N/A               N/A                 N/A
Reed A. White              20,000(6)           2.5%             5.3125           03/22/10            $ 76,970

----------
(1) "N/A" appearing in the table denotes not applicable since no options were granted to the Named Executive Officer.

(2) Option values reflect Black-Scholes model output for options. The assumptions used in the model were expected volatility of 53%, risk-free rate of return of 6.78% for Messrs. Evans, Shah and White's options, 7.12% for Mr. Preston's options, dividend yield of 0% and time to exercise of ten years. Additionally, no liquidity discount or forfeiture discount was applied.

(3) Options were awarded pursuant to the 1994 Plan and vest 331/3% on March 22, 2001, 662/3% on March 22, 2002 and 100% on March 22, 2003.

(4) Options were awarded pursuant to the 1994 Plan and vest 331/3% on May 24, 2001, 662/3% on May 24, 2002 and 100% on May 24, 2003.

(5) Options were awarded pursuant to the 1994 Plan and vest 331/3% on March 22, 2001, 662/3% on March 22, 2002 and 100% on March 22, 2003.

(6) Options were awarded pursuant to the 1994 Plan and vest 331/3% on March 22, 2001, 662/3% on March 22, 2002 and 100% on March 22, 2003.


     If, upon exercise of any of the options described above, the Company must pay any amount for income tax withholding, in the Compensation Committee's or the Board of Directors' sole discretion, either the optionee will pay such amount to the Company or the number of shares of Common Stock delivered by the Company to the optionee will be appropriately reduced to reimburse the Company for such payment. The Compensation Committee or the Board may also permit the optionee to choose to have such shares withheld or to tender shares of Common Stock the optionee already owns. The Compensation Committee or the Board may also make such other arrangements with respect to income tax withholding as it shall determine.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR END OPTION VALUES

     Shown below is information with respect to the exercise of stock options during the last fiscal year and the year-end value of unexercised options to purchase Common Stock granted to the Named Executive Officers and held by them as of December 31, 2000.


                                                                                              VALUE OF UNEXERCISED
                                                            NUMBER OF UNEXERCISED                 IN-THE-MONEY
                                                               OPTIONS/SARS AT                   OPTIONS/SARS AT
                          SHARES                             FISCAL YEAR-END (#)               FISCAL YEAR-END ($)
                        ACQUIRED ON        VALUE       -------------------------------   -------------------------------
NAME                   EXERCISE (#)     REALIZED ($)    EXERCISABLE     UNEXERCISABLE      EXERCISABLE     UNEXERCISABLE
-------------------   --------------   -------------   -------------   ---------------   --------------   --------------
Thomas E. Evans       0                0                  400,000          800,000               0(2)            0(2)
Rajesh K. Shah        0                0                   33,334          101,666               0(2)            0(2)
Dennis E. Hiller      0                0                        0                0             N/A             N/A
Ronald T. Lindsay     0                0                   58,258           26,666           7,719               0
Frank J. Preston      0                0                        0          100,000               0(2)            0(2)
D. Michael Weston     0                0                  225,000                0               0(2)            0(2)
Reed A. White         0                0                  101,774           20,000          13,507               0(2)

----------
(1) The value of in-the-money options is based on the difference between the exercise price of such options and the closing price of the Common Stock on the New York Stock Exchange on December 29, 2000 (the last trading day of the fiscal year ended December 31, 2000), which was $4.1875.

(2) Some options were not in-the-money at fiscal year end because the exercise price of such options exceeded the closing price of the Common Stock on the New York Stock Exchange on December 29, 2000.


                 DEFINED BENEFIT OR ACTUARIAL PLAN DISCLOSURE

     C&A Co. Plan. Provided certain eligibility requirements are met, at the end of each calendar month, pay credits are applied to a participant's account under the Collins & Aikman Corporation Employees' Pension Account Plan (the "C&A Co. Plan") based on the participant's length of credited service and compensation (as defined) during that month. For participants aged 50 or older, the monthly pay credit is based on either credited service and compensation or age and compensation, whichever results in the higher amount.

     The following chart sets forth how pay credits are determined under the C&A Co. Plan:




                                              PERCENTAGE OF COMPENSATION
       ELIGIBILITY REQUIREMENTS            USED TO DETERMINE PAY CREDITS
-------------------------------------- -------------------------------------
     YEARS OF                             UP TO 1/3 OF THE     OVER 1/3 OF THE
 CREDITED SERVICE             AGE          S.S. WAGE BASE      S.S. WAGE BASE
------------------  OR  --------------   ------------------   ----------------
   less than 10         less than 50            2.5%                4.5%
      10 - 14              50 - 54              3.0%                5.5%
      15 - 19              55 - 59              4.0%                6.5%
      20 - 24              60 - 64              5.0%                8.0%
    25 or more           65 or more             6.0%               10.0%

     The dollar amounts that result from these percentages are added together and the total is the pay credit for the month.

     In addition, interest credits are applied each month to the account balance. Participants make no contributions to the C&A Co. Plan. Employer contributions are 100% vested after five years of service or at age 65, whichever is earlier, and may vest under certain other circumstances as set forth in the C&A Co. plan. The estimated annual benefits payable upon retirement at normal retirement age under the C&A Co. Plan for Messrs. Evans, Hiller, Lindsay, Preston, Shah, Weston and White, assuming they use their account balances to purchase a single life annuity, are $3,914, $49,680, $29,973,

$1,659, $2,932, $6,116, and $17,264, respectively. Participants in the C&A Co. Plan have the option, however, of receiving the value of their vested account in a lump sum following termination of employment.


     C&A Co. Excess Plan. The Excess Benefit Plan of Collins & Aikman Corporation (the "C&A Co. Excess Plan") works in conjunction with the C&A Co. Plan (which is described above) and provides to the employee any benefit which the C&A Co. Plan would have provided but for certain legal limitations under the Employee Retirement Income Security Act of 1974 and Internal revenue Service regulations. The pay credits and interest credits are determined as described with respect to the C&A Co. Plan as if no legal limitations existed, and then this plan provides any benefit which is in excess of the benefit provided under the C&A Co. Plan. The estimated annual benefits payable upon retirement at normal retirement age under the C&A Co. Excess Plan for Messrs. Evans, Hiller, Lindsay, Preston, Shah, Weston and White are $21,310, $48,384, $6,703, $173, $4,186, $8,448, $7,499, respectively.


     C&A Co. SRIP. Participation in the Collins & Aikman Corporation Supplemental Retirement Income Plan (the "C&A Co. SRIP") is solely at the discretion of the Board of Directors of Products and is extended to a select group of key executives. The plan, which may be discontinued at any time, provides a participating employee with a retirement benefit at or after age 62 or between ages 55 and 61 on an actuarially reduced basis. A target benefit is first calculated for each employee based on Total Annual Compensation (final base salary plus the average of the bonuses paid for the last three fiscal years) and years of service at retirement. The benefit payable from the C&A Co. SRIP is determined as the excess of the target benefit over any pension benefits payable from Social Security and any other retirement plans sponsored by the Company. An employee does not become vested in a benefit until (i) reaching age 55 and completing 10 years of service or (ii) reaching age 62.


     The following table shows, for specified compensation and years of service classifications, the hypothetical annual target benefits under the C&A Co. SRIP for employees retiring at age 65, assuming that the retiring participant elects a single life annuity.

                              PENSION PLAN TABLE


                                                     YEARS OF SERVICE
 TOTAL ANNUAL   ------------------------------------------------------------------------------------------
 COMPENSATION       10             15              20              25              30              35
-------------   ----------   -------------   -------------   -------------   -------------   -------------
 $  100,000      $ 42,000     $   51,000      $   60,000      $   60,000      $   60,000      $   60,000
 $  125,000      $ 52,500     $   63,750      $   75,000      $   75,000      $   75,000      $   75,000
 $  150,000      $ 63,000     $   76,500      $   90,000      $   90,000      $   90,000      $   90,000
 $  175,000      $ 73,500     $   89,250      $  105,000      $  105,000      $  105,000      $  105,000
 $  200,000      $ 84,000     $  102,000      $  120,000      $  120,000      $  120,000      $  120,000
 $  225,000      $ 94,500     $  114,750      $  135,000      $  135,000      $  135,000      $  135,000
 $  250,000      $105,000     $  127,500      $  150,000      $  150,000      $  150,000      $  150,000
 $  275,000      $115,500     $  140,250      $  165,000      $  165,000      $  165,000      $  165,000
 $  300,000      $126,000     $  153,000      $  180,000      $  180,000      $  180,000      $  180,000
 $  350,000      $147,000     $  178,500      $  210,000      $  210,000      $  210,000      $  210,000
 $  400,000      $168,000     $  204,000      $  240,000      $  240,000      $  240,000      $  240,000
 $  450,000      $189,000     $  229,500      $  270,000      $  270,000      $  270,000      $  270,000
 $  500,000      $210,000     $  255,000      $  300,000      $  300,000      $  300,000      $  300,000
 $  600,000      $252,000     $  306,000      $  360,000      $  360,000      $  360,000      $  360,000
 $  700,000      $294,000     $  357,000      $  420,000      $  420,000      $  420,000      $  420,000
 $  800,000      $336,000     $  408,000      $  480,000      $  480,000      $  480,000      $  480,000
 $  900,000      $378,000     $  459,000      $  540,000      $  540,000      $  540,000      $  540,000
 $1,000,000      $420,000     $  510,000      $  600,000      $  600,000      $  600,000      $  600,000
 $1,100,000      $462,000     $  561,000      $  660,000      $  660,000      $  660,000      $  660,000
 $1,200,000      $504,000     $  612,000      $  720,000      $  720,000      $  720,000      $  720,000
 $1,300,000      $546,000     $  663,000      $  780,000      $  780,000      $  780,000      $  780,000
 $1,400,000      $588,000     $  714,000      $  840,000      $  840,000      $  840,000      $  840,000
 $1,500,000      $630,000     $  765,000      $  900,000      $  900,000      $  900,000      $  900,000
 $1,600,000      $672,000     $  816,000      $  960,000      $  960,000      $  960,000      $  960,000
 $1,700,000      $714,000     $  867,000      $1,020,000      $1,020,000      $1,020,000      $1,020,000
 $1,800,000      $756,000     $  918,000      $1,080,000      $1,080,000      $1,080,000      $1,080,000
 $1,900,000      $798,000     $  969,000      $1,140,000      $1,140,000      $1,140,000      $1,140,000
 $2,000,000      $840,000     $1,020,000      $1,200,000      $1,200,000      $1,200,000      $1,200,000

     All the Named Executive Officers except Mr. Preston and Mr. White participate in the C&A Co. SRIP. As of December 31, 2000, Mr. Evans had 5 years, 8 months of plan service, and at age 65, he will have had an estimated 21 years, 3 months of plan service. As of December 31, 2000, Mr. Lindsay had 14 years, 6 months of plan service, and at age 65, he will have had an estimated 28 years, 11 months of plan service. As of December 31, 2000, Mr. Shah has had 1 year, 5 months of plan service, and at age 65, he will have had an estimated 17 years of plan service. Mr. Hiller's employment was concluded on April 30, 2000 and he has no vested benefits under the C&A Co. SRIP. Mr. Weston's employment was concluded on June 30, 2000 and he has no vested benefits under the C&A Co. SRIP.


EMPLOYMENT AGREEMENTS

     In April 1999, Products entered into an employment agreement with Mr. Evans, pursuant to which he serves as the Company's Chief Executive Officer and as Chairman of the Board of Directors. The agreement provides for an initial base salary of $700,000 and participation in any executive bonus plan with a target bonus of 100% of base salary then in effect and a maximum of 200% of base salary. The agreement also provides for participation in benefit plans as generally in effect for executive officers and such perquisites as the Compensation Committee deems advisable from time to time, which may include the use of company aircraft, use of company automobiles (and reimbursement for gas and maintenance charges), and luncheon club and country club membership dues. Under the C&A Co. SRIP, Mr. Evans has received credit for four years of past service under the executive retirement plan of his former employer, with additional benefit accruals to occur in accordance with such plan for years of service to the Company. Mr. Evans is also to receive an $850,000 signing bonus, $325,000 of which was paid in April 1999 and $175,000 of which is to be paid on each of the first three anniversaries of the commencement of his employment, subject to the terms and conditions of the employment agreement. Mr. Evans was granted options under the 1994 Plan for 1,200,000 shares, which options vest 331/3% on each of the first three anniversaries of the commencement of his employment. Under the agreement, Mr. Evans may not sell more than 60,000 shares of Common Stock in any three month period or more than 180,000 in any one year period, unless a change of control of the Company occurs. Upon a change of control of the Company, as defined in the agreement, all options granted to Mr. Evans would become fully vested and immediately exercisable, all benefits under the C&A Co. SRIP would be fully vested and any unpaid portion of the signing bonus would be paid immediately. The agreement provides for employment for a period commencing April 22, 1999 and ending April 22, 2002. Thereafter, the agreement will be automatically renewed for additional one year periods unless Products or Mr. Evans provides 90 days prior written notice. In the event of involuntary termination for reasons other than cause or termination by Mr. Evans for good reason (a demotion for Mr. Evans' position or a significant reduction in his responsibilities, other than as a result of a sale or other disposition of assets of the company), the agreement provides for severance benefits equal to Mr. Evans' base salary then in effect for a period of two years from the termination date, plus if such termination occurs during fiscal year 2000, two times the average of the target bonus for fiscal year 2000 and the greater of $575,000 and the actual bonus for fiscal year 1999. For fiscal year 2001 and thereafter, the additional amount shall be two times the average of the target bonus for the then fiscal year and Mr. Evans' actual bonus for the most recently completed fiscal year. Additionally, Mr. Evans would receive, in the event of involuntary termination for reasons other than cause, any unpaid portion of the signing bonus, the complete vesting and right to immediately exercise any options granted under the employment agreement, a pro rata portion of $575,000 or the target bonus for the then fiscal year, immediate and full vesting in all benefits under the C&A Co. SRIP, and one year after the termination date the restrictions on Mr. Evans' sale of Common Stock would expire. If Mr. Evans' employment is terminated due to his death or physical or mental disability, Products shall pay any unpaid portion of his signing bonus, any earned but unpaid bonus under the executive bonus plan, any unpaid salary prior to the termination date, one times his base salary on the termination date and, a ratable portion of the annual bonus he would have earned based on actual performance results for the current fiscal year. Additionally, a ratable portion of options granted to Mr. Evans under the agreement which would have vested on the next anniversary of the commencement date of his employment shall become vested and immediately exercisable based upon the period of service since the immediately preceding anniversary date of the commencement of his employment, and one year after the termination date, the restrictions on the sale of Mr. Evans' Common Stock would expire.

     The Company has entered into letter agreements with each of Mr. Preston, Mr. White, Mr. Lindsay and Mr. Shah which provide for certain benefits if, during the period commencing three months prior to a Change in Control (as defined) of the Company and ending one year thereafter (or 45 days after notice of intent to constructively terminate employment, if later) (a "Change in Control Period"), (i) the executive's employment is involuntarily terminated other than for cause or (ii) there is a constructive termination of executive's employment (which is a termination by the executive due to involuntary relocation, a material reduction in executive's total compensation and benefit package or a significant reduction in executive's responsibilities, position or authority). The benefits payable in a lump sum to the executive in such an event are as follows: (a) the executive's base salary through the date of termination; (b) a pro rata bonus equal to the executive's target bonus immediately preceding the Change in Control Period multiplied by a fraction, the numerator of which is the number of months in the year prior to termination and the denominator of which is twelve; (c) twenty-four months of base salary; and (d) two times executive's target annual bonus in effect immediately preceding the Change in Control Period. The Company shall also (w) offer executive an opportunity to purchase his Company automobile at its net book value, (x) deem the executive to continue as an employee of the Company for two years following termination for purposes of eligibility and vesting (but not benefit accrual) under retirement plans, (y) allow the executive to continue to participate in welfare benefit plans for two years (or until new employment) and (z) reimburse the executive for costs of continued coverage for executive and dependents under the Company's group health plans at the end of the welfare benefit continuation period described in
(y). The letter agreements provide that any such benefits to an executive which constitute "Parachute Payments" under Section 280G of the U.S. Internal Revenue Code of 1986 (the "Code") may be reduced so that the Company shall not be caused to have paid an "Excess Parachute Payment" under Section 280G of the Code. In addition, any lump sum payment shall be reduced by the amount of cash severance or salary continuation benefits paid to the executive under any other plan or policy of the Company or a written employment agreement between the Company (or one of its affiliates) and executive.

     In January 1999, Products entered into an employment agreement with Mr. Hiller for a period of three years ending January 19, 2002, subject to the terms and conditions of the agreement. The agreement provided for an initial base salary of $400,000 per year and a guaranteed cash bonus of no less than $200,000 for his participation in the annual executive incentive compensation plan during 1999. Mr. Hiller's target bonus under the annual executive incentive compensation plan was initially set at 50% of his base salary. Pursuant to the agreement, Mr. Hiller was granted options under the 1994 Plan for 100,000 shares of Common Stock, which options vest one-third each year beginning one year after grant. The agreement provided that Mr. Hiller would be entitled to such fringe benefits and perquisites and to participate in such benefit plans as are generally made available to executives of the Company, including the use of an automobile (and reimbursement for gas and maintenance charges) and country club membership. The agreement also provided for (i) reimbursement for reasonable expenses incurred by Mr. Hiller in connection with relocating from Davidson, North Carolina to Troy, Michigan, (ii) a one-time relocation allowance of $135,000 payable in a lump sum upon completion of the move (plus a gross-up to cover taxes) and (iii) a payment equal to any positive difference between the appraised value of his house in North Carolina and its selling price. In the event Mr. Hiller's employment was terminated by Products without cause or by Mr. Hiller due to a "constructive termination" (which includes a material reduction in compensation and benefits or an adverse change in his responsibilities, position (including status, office, title, reporting relationships or working conditions, authority or duties) prior to the expiration of the term of the agreement, Mr. Hiller would receive his base salary for the greater of twenty-four months or the remaining term of the agreement and a pro rata bonus for the year of termination based on the number of months elapsed prior to termination. In such event, all Mr. Hiller's options would vest and would remain exercisable for a period of 90 days after termination (or the original expiration date of the options, if earlier). Mr. Hiller's employment with the Company ended on April 30, 2000.

     In January 1999, Products entered into an amended and restated employment agreement with Mr. Weston for a period of two years ending March 31, 2001, subject to the terms and conditions of the agreement. The agreement provided for an initial base salary of $330,000 per year and a guaranteed cash bonus of no less than $165,000 for his participation in the annual executive incentive compensation plan during 1999. Mr. Weston's target bonus under the annual executive incentive compensation plan was initially set at 50% of his base salary. Pursuant to the agreement, Mr. Weston was granted options under the 1994 Plan for 100,000 shares of Common Stock, which options vest 50% after the first year and the remainder the following year. The agreement provided that Mr. Weston would be entitled to such fringe benefits and perquisites and to participate in such benefit plans as are generally made available to executives of the Company, including the use of an automobile (and reimbursement for gas and maintenance charges) and country club membership. Mr. Weston, who relocated to Germany at the Company's request, would also receive benefits in accordance with the Company's standard expatriate policy. In the event of termination as a result of death or disability prior to the expiration of the term of the agreement, the agreement provided for a payment of twelve months of his base salary. In the event Mr. Weston's employment was terminated by Products without cause or by Mr. Weston due to a "constructive termination" (which includes a material reduction in compensation and benefits or an adverse change in his responsibilities, position (including status, office, title, reporting relationships or working conditions), authority or duties), Mr. Weston would receive his base salary for the greater of twelve months or the remaining term of the agreement and reimbursement of all reasonable expenses incurred in relocating to the United States. In the event of such a without cause or constructive termination, all of Mr. Weston's options would vest and would remain exercisable for a period of 90 days after termination (or the original expiration date of the options, if earlier). The agreement also included a provision that Mr. Weston would not compete with the Company during the term of the agreement and any severance period. If Mr. Weston was not offered a comparable position with the Company in the United States at the end of the term of the agreement, Mr. Weston would receive twelve months base salary, one year's target bonus under the annual executive incentive compensation plan, reimbursement of reasonable expenses in relocating to the United States and an extension of the period in which to exercise his stock options of two years following termination (or the original expiration date of the options, if earlier). Mr. Weston's employment with the Company ended on June 30, 2000.

     In July 1999, the Company entered into a Severance Benefit Agreement with Mr. Shah for a period of two years ending July 25, 2001. In the event Mr.
Shah's employment is terminated by the Company without cause or by Mr. Shah due to "constructive termination" prior to the expiration of the term of the agreement, Mr. Shah shall receive (i) any unpaid cash bonus for the prior fiscal year, (ii) accrued and vested benefits under the employee benefit plans sponsored by the Company, (iii) 1.5 times the executive's target bonus under the executive incentive compensation plan for the current fiscal year (iv) the base salary for the greater of eighteen months or the remainder of the agreement.

     In October 1999, Products entered into an employment agreement with Mr. Lindsay for a period of three years ending September 30, 2002, subject to the terms and conditions of the agreement. The agreement provides for an initial base salary of $215,000 per year. Mr. Lindsay's target bonus under the annual executive incentive compensation plan is set at 40% of his base salary. Pursuant to the agreement, Mr. Lindsay was granted options under the 1994 Plan for 40,000 shares of Common Stock, which vest 1/3 after the first year, 1/3 after the second year and the remainder after the third year. The agreement provides for employee benefits and such other fringe benefits as are available to executives of the Company, including the use of an automobile (and reimbursement for gas and maintenance charges) and country club membership. The agreement also provides for (i) reimbursement of reasonable expenses incurred by Mr. Lindsay in connection with the relocation from Charlotte, North Carolina to Troy, Michigan, (ii) a one-time relocation allowance $50,000 (plus a gross-up of income taxes), payable in a lump sum upon completion of the purchase of a principal residence in the Troy, Michigan area. In the event Mr. Lindsay's employment is terminated by Products without cause or by Mr. Lindsay due to "constructive termination" prior to the expiration of the term of the agreement, Mr. Lindsay shall receive the greater of twelve months base salary or the remaining term of the agreement and a standard bonus payment. In such event, all outstanding stock options will immediately vest and remain exercisable for a period of 90 days after termination.

     In March 2000, Products entered into an employment agreement with Mr. Preston for a period of three years ending April 30, 2003, subject to the terms and conditions of the agreement. The agreement provides for an initial base salary of $350,000 per year. Mr. Preston's target bonus under the annual executive incentive compensation plan is set at 50% of his base salary with a guaranteed cash bonus of no less than $87,500 for his participation in the annual executive incentive compensation plan during 2000. Pursuant to the agreement, Mr. Preston was granted options under the 1994 Plan for 100,000 shares of Common Stock, which vest 1/3 after the first year, 1/3 after the second year and the remainder after the third year. The agreement provides for employee benefits and such other fringe benefits as are available to executives of the Company, including the use of an automobile (and reimbursement for gas and maintenance charges) and country club membership. The agreement also provides for (i) reimbursement of reasonable expenses incurred by Mr. Preston in connection with the relocation from Plymouth, Michigan to the Troy, Michigan area at any time during the first two years of the contract. In the event Mr. Preston's employment is terminated by Products without cause or by Mr. Preston due to "constructive termination" prior to the expiration of the term of the agreement,

Mr. Preston shall receive the greater of twelve months base salary or the remaining term of the agreement and the average annual bonus paid for the 2 fiscal years prior to termination. In such event, all outstanding stock options will immediately vest and remain exercisable for a period of twelve months after termination.


     In December 2000, Products entered into an employment agreement with Mr. White for a period of three years ending November 30, 2003, subject to the terms and conditions of the agreement. The agreement provides for an initial base salary of $250,000 per year. Mr. White's target bonus under the annual executive incentive compensation plan is set at 40% of his base salary. The agreement provides for employee benefit and such other fringe benefit as are available to executives of the Company including a perquisite allowance of $20,000 (plus a gross-up for income taxes) to be used for the lease/purchase of an automobile, associated automobile insurance, club memberships and financial planning. In the event Mr. White's employment is terminated by Products without cause or by Mr. White due to "constructive termination" prior to the expiration of the term of the agreement, Mr. White shall receive twenty-four months base salary and a standard bonus payment. In such event, all outstanding stock options will immediately vest and remain exercisable for a period of 90 days after termination.


PERFORMANCE GRAPH


     The following graph compares the cumulative total stockholder return from January 26, 1996 through December 31, 2000 of (i) the Company, (ii) the S&P 500 and (iii) a peer group of companies selected by the Company (consisting of Lear Corporation, Magna International Inc., Johnson Controls, Inc., Superior Industries International Inc., MascoTech Inc., Arvin Industries, Inc., Dana Corporation, Eaton Corporation and Borg Warner Automotive Inc.) (the "Automotive Peer Group"). Dividend reinvestment has been assumed and, with respect to the companies in the Automotive Peer Group, the returns of each such company have been weighted to reflect relative stock market capitalization. The graph assumes an investment of $100 on January 68, 1996 in each of the Common Stock and the stocks comprising the S&P 500 and the Automotive Peer Group.

                            CUMULATIVE TOTAL RETURN
        Based upon an initial investment of $100.00 on January 26, 1996 with dividends reinvested

                               January     December   December  December  December  December
                               26, 1996    27, 1996   26, 1997  24, 1998  25, 1999  31, 2000
                              ---------    --------   --------  --------  --------  --------
Collins & Aikman Corp.         $100.00     $ 87.50    $123.21   $ 71.43   $ 91.15   $ 67.86

S&P 500 (R)                     100.00      124.34     156.58    208.16    250.73    229.64

Automotive Peer Group           100.00      124.66     155.02    148.43    126.07    115.62



The Automotive Peer Group consists of Lear Corporation, Magna International Inc., Johnson Controls, Inc., Superior Industries International Inc., MascoTech Inc., Arvin Industries, Inc., Dana Corporation, Eaton Corporation and Borg Warner Automotive Inc

COMPENSATION OF DIRECTORS

     Each director of the Company and Products who is not a full-time employee thereof (or the major stockholder who designates such director to the Board of Directors) receives a fee of $55,000 per year, payable quarterly.

     In addition, under the Directors Plan, each non-employee director of the Company who is not affiliated with a major stockholder, and was not affiliated with a major stockholder at the time of his most recent election to the Board of Directors, receives an annual automatic grant of ten-year options for 10,000 shares of Common Stock each November. The options have a per share exercise price equal to the closing sales price of the Common Stock on the New York Stock Exchange on the date of grant and are exercisable six months and one day after the date of grant. Any options not exercisable prior to a termination of directorship are canceled. Currently, only Mr. Clark and Mr. Rudman are eligible to receive grants under the Directors Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee has been composed of Mr. Lappin and Mr. O'Connell. Mr. O'Connell replaced Dr. Bruce R. Barnes on April 27, 2000. None of Dr. Barnes, Mr. Lappin or Mr. O'Connell is or has been an employee of the Company or any of its subsidiaries, including Products, or is or has been separately compensated for serving as an officer of the Company or any of its subsidiaries, including Products. See "Compensation Committee Report on Executive Compensation". None of the executive officers who are separately compensated for serving as executive officers (or who received options) serve on the Compensation Committee.

     Mr. Lappin is a Senior Managing Director of Blackstone. Mr. O'Connell is a director of Wasserstein & Co., LP, which is affiliated with Wasserstein Management and which was formerly affiliated with WP Group. See "Security Ownership of Management" and "Information Concerning Directors -- Certain Relationships".

     Pursuant to a Services Agreement with the Company, Heartland receives a $4 million annual advisory fee payable quarterly and the reimbursement of expenses from the Company, plus a 1% fee on certain acquisitions and dispositions. During fiscal 2000, pursuant to a prior agreement which is no longer in effect, the Company paid to each of Blackstone Partners and WP Partners or their affiliates $1 million in annual monitoring fees plus expenses.

     Wasserstein Perella Securities, Inc. ("WP Securities"), a wholly-owned subsidiary of WP Group, has acted, and may in the future act, as agent for the Company in the repurchase from time to time of shares of Common Stock. During fiscal 2000, approximately $1,076 in fees have been paid or accrued to WP Securities in connection with such repurchases.

     For a description of the relationships of the Company's directors with any of Heartland, BGH, Blackstone Partners, Blackstone Management, WP Partners, WP & Co. or WP Management, see "Security Ownership of Management" and "Information Concerning Directors -- Certain Relationships" above.


SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC"). Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file. Based solely on review of the copies of such reports furnished to the Company during or with respect to fiscal 2000, or written representations that no Forms 5 were required, the Company believes that during the fiscal year ended December 31, 2000 all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, except that one report covering his initial stock option grant was filed late by Mr. Evans.


                     INFORMATION INCORPORATED BY REFERENCE

     THIS INFORMATION STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM THE SECRETARY'S OFFICE, COLLINS & AIKMAN CORPORATION, 5755 NEW KING COURT, TROY, MICHIGAN 48098. THE DOCUMENTS WILL BE AVAILABLE FOR INSPECTION, WITHOUT CHARGE, AT THE SECRETARY'S OFFICE DURING NORMAL BUSINESS HOURS FOR A PERIOD OF TEN DAYS FOLLOWING THE DATE HEREOF.

     The following document is incorporated by reference herein:

    o Current Report of Collins & Aikman Corporation on Form 8-K, filed January 16, 2001, including the Primary Share Purchase Agreement and forms of the Secondary Share Purchase Agreement and the Stockholders Agreement, filed as exhibits thereto.

     Any statement contained in a document incorporated by reference herein will be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. The modifying or superseding statement may, but need not, state that it has modified or superseded a prior statement or include any other information set forth in the document that is not so modified or superseded. The making of a modifying or superseding statement will not be deemed an admission that the modified or superseded statement, when made, constituted an untrue statement of a material fact, an omission to state a material fact necessary to make a statement not misleading, or the employment of a manipulative, deceptive or fraudulent device, contrivance, scheme, transaction, act, practice, course of business or artifice to defraud, as those terms are used in the Securities Act, the Exchange Act or the rules and regulations thereunder. Any statement so modified will not be deemed in its unmodified form to constitute a part hereof for purposes of the Exchange Act. Any statement so superseded will not be deemed to constitute a part hereof for purposes of the Exchange Act.


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

                      WHERE YOU CAN FIND MORE INFORMATION


     GOVERNMENT FILINGS: Collins & Aikman files annual, quarterly and special reports and other information with the Securities and Exchange Commission. Any person may read and copy any document that Collins & Aikman files:


    o at the Commission's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549;


    o at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and


    o at the Commission's web site at http://www.sec.gov.


Some locations may charge prescribed or modest fees for copies. Any person may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330.


     STOCK MARKET: Our Common Stock is listed on the New York Stock Exchange, and similar information can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.


                                       By order of the Board of Directors,

                                       /s/ RONALD T. LINDSAY

                                       RONALD T. LINDSAY,
                                       Secretary


Dated: February 23, 2001

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